September 19, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Re:	Riverbed Technology, Inc.

Registration Statement on Form S-1 File No. 333-133437

Acceleration Request

Ms. Jacobs:

In connection with the request by Riverbed Technology, Inc. (the “Company”) on September 18, 2006 that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on September 20, 2006 or as soon as possible thereafter, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact either Craig Schmitz or David Van Horne, both of whom are associated with Gunderson Dettmer, at (650) 321-2400.

Thank you for your attention to this matter.

Sincerely,

RIVERBED TECHNOLOGY, INC.

By:	/s/ Brett A. Nissenberg
Brett A. Nissenberg
General Counsel and Secretary